                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                     PROJECT SOFTWARE & DEVELOPMENT, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  743 39P 101
                            -----------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP No. 743 39P 101                                       Page 2 of 2 Pages

     ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

     ITEM 9  NOTICE OF DISSOLUTION OF GROUP

     On or about August 19, 1996, the 1994 Daniels Voting Trust terminated. The 1994 Daniels Voting Trust is no longer a beneficial owner of securities of the issuer within the meaning of Rule 13d-3. All further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

                                   SIGNATURES

          After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

     September 6, 1996


                                         ROBERT L. DANIELS
                                         -----------------
                                         Robert L. Daniels


                                         SUSAN H. DANIELS
                                         ----------------
                                         Susan H. Daniels

                                         THE 1994 DANIELS VOTING TRUST



                                         By: ROBERT L. DANIELS
                                             -----------------
                                              Robert L. Daniels, as
                                                Trustee